UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HYDROGENICS CORPORATION - CORPORATION HYDROGENIQUE
(Name of Issuer)

Common Stock
(Title of Class of Securities)

448883207
(CUSIP Number)

Sylvain Tongas L’Air Liquide S.A. 75, Quai d’Orsay 75321 Paris France +33 1 40 62 53 36	Richard Raymer Dorsey & Whitney LLP TD Canada Trust Tower, Brookfield Place 161 Bay Street, Suite 4310 Toronto, Ontario M5J 2S1 (416) 367-7388
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44883207	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Hydrogen Company

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,537,931

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,537,931

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,537,931

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)	Calculated based on 18,987,414 shares of common stock of Hydrogenics Corporation (the “Issuer”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 14, 2019.

CUSIP No. 44883207	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
L'Air Liquide S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,537,931

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
3,537,931

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,537,931

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.6% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(2)	Calculated based on 18,987,414 shares of common stock of Hydrogenics Corporation (the “Issuer”), as reported on the Issuer’s Form 6-K filed with the Securities and Exchange Commission on May 14, 2019.

CUSIP No. 44883207	13D

Item 1.  Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, no par value (“Common Stock”), of Hydrogenics Corporation, a corporation organized under the laws of Canada (the “Issuer”). The address of the principal executive offices of the Issuer is at 220 Admiral Boulevard, Mississauga, Ontario, L5T 2N6, Canada.

Item 2.  Identity and Background.

This statement on Schedule 13D is filed by The Hydrogen Company (“H2C”). On December 21, 2018, H2C acquired 3,537,931 shares of the Issuer’s Common Stock, as described more fully in Item 5 below.

H2C is a corporation incorporated under the laws of France, having its principal office at 6, rue Cognacq-Jay 75007 Paris, France. H2C’s principal business is principally to develop products, equipment and infrastructure in the field of hydrogen-energy, including through the holding of participations in other companies. The directors and executive officers of H2C and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below.

Name	Position	Principal occupation	Business address

François DARCHIS	Chairman of the Board	Senior Vice President, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Benoît POTIER	Board member	Chairman of the Board and Chief Executive Officer, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Fabienne LECORVAISIER	Board member	Executive Vice-President, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Pierre-Etienne FRANC	Chief Executive Officer and Board member	Vice-President - Hydrogen Initiative, L'Air Liquide SA	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

During the last five years, none of H2C or (to the knowledge of H2C) the directors or executive officers of H2C (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 44883207	13D

This statement on Schedule 13D is also filed by L’Air Liquide S.A., a corporation incorporated under the laws of France, having its principal office at 75, Quai d’Orsay, 75321 Paris, France. L’Air Liquide S.A. is the beneficial owner of all of the outstanding shares of capital stock of H2C and, accordingly, may be considered the beneficial owner of the Common Stock acquired by H2C. L’Air Liquide S.A.’s principal business is the holding of companies active in the provision of industrial and medical gases and related technologies and services. The directors and executive officers of L’Air Liquide S.A. and their business address, principal occupation or employment and the name, address, and principal business of the entity for which said occupation or employment is conducted are indicated below.

Name	Position	Principal occupation	Business address

Benoît POTIER	Chairman of the Board and Chief Executive Officer	Same as “Position”	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Thierry PEUGEOT	Board member	NA (retired)	Peugeot S.A. - 75, avenue de la Grande Armee, Paris (75116) - France

Pierre DUFOUR	Board member	NA (retired)	L’Air Liquide S.A. - 75, quai d'Orsay, Paris (75007) - France

Karen KATEN	Board member	Senior adviser, EW Healthcare Partners	EW Healthcare Partners – 280 Park Avenue, 27th Floor East – New York, NY 10017 – USA

Jean-Paul AGON	Board member	Chairman and Chief Executive Officer, L’Oréal	L’Oréal – 41, rue Martre – 92110 Clichy – France

Rebecca Siân HERBERT-JONES	Board member	Member of the board of directors of various companies	11 rue de Saint Senoch, Paris (75017) - France

Sin LENG LOW	Board member	Chairman and Director, Nanyang Academy of Fine Arts (NAFA)	Nanyang Academy of Fine Arts – 80 Bencoolen Street – Singapore 189655

Annette WINKLER	Board member	Member of the Supervisory Board – Mercedes-Benz South Africa	Villa Kayser - Uhlbacher Strasse 7 70329 Stuttgart – Germany

Philippe DUBRULLE	Board member	Programs & Services Manager, Aerospace & Defense, Air Liquide Advanced Technologies	Air Liquide Advanced Technologies – 2, rue de Clémencière, Sassenage (38360) – France

Geneviève BERGER	Board member	Head of the Research Department, Firmenich SA	Firmenich SA – Route des Jeunes – 1 P.O. Box 239 – 1211 Geneva 8 – Switzerland
Brian GILVARY	Board member	Chief Financial Officer and Director, BP p.l.c	BP p.l.c. – 1 St James’s Square – London SW1Y 4PD – United-Kingdom

CUSIP No. 44883207	13D

Name	Position	Principal occupation	Business address

Brian GILVARY	Board member	Chief Financial Officer and Director, BP p.l.c	BP p.l.c. – 1 St James’s Square – London SW1Y 4PD – United-Kingdom

Xavier HUILLARD	Board member	Chairman and Chief Executive Officer, VINCI SA	VINCI – 1, cours Ferdinand de Lesseps, 92851 Rueil-Malmaison Cedex – France

During the last five years, none of L’Air Liquide S.A. or (to the knowledge of L’Air Liquide S.A.) the directors or executive officers of L’Air Liquide S.A. (a) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

H2C acquired the Common Stock using internal capital of the Air Liquide group.

Item 4.  Purpose of Transaction.

H2C acquired the Common Stock as an investment and in order to support the business of the Issuer. H2C is entitled to, as long as H2C holds 10% or more of the Issuer’s outstanding Common Stock, designate a Director to the Issuer’s Board (see Item 5 below), and such Director will participate fully in the deliberations of the Board (the “Board Right”). The Subscription Agreement provides that for as long as H2C holds 5% or more of the Issuer’s outstanding Common Stock, H2C will have pre-emptive rights to participate in any financing of the Issuer in order to maintain its pro rata interest in the Issuer (the “Pre-Emptive Rights”). These pre-emptive rights will not apply to certain specified issuances of securities by the Issuer.

On June 28, 2019, H2C entered into a Funding and Investment Agreement with Cummins Inc. ("Cummins"), pursuant to which H2C and Cummins agreed, among other things: (i) to cooperate with respect to the acquisition of the Issuer; (ii) that H2C would contribute its Common Stock in exchange for common shares in the capital of Atlantis AcquisitionCo Canada Corporation (the "Purchaser"); (iii) to provide funds to effect the Arrangement (as defined below), including for H2C to acquire, directly or indirectly, additional common shares in the capital of Purchaser, for an ultimate interest of up to 19.99% in the Issuer following completion of the Arrangement; and (iv) to certain governance arrangements if the proposed acquisition is completed. The Funding and Investment Agreement is terminable on the closing of the Arrangement, by mutual agreement in writing of both H2C and Cummins, or on December 20, 2019.

On June 28, 2019, H2C entered into a Support and Voting Agreement (the "Support Agreement") with Cummins and Purchaser, pursuant to which H2C agreed to vote its Common Stock in favour of the Arrangement. The Support Agreement is terminable upon termination of the Arrangement Agreement (as defined below), termination of the Funding and Investment Agreement, or by mutual agreement in writing of H2C, Cummins, and the Purchaser.

On June 28, 2019, Purchaser and the Issuer entered into an arrangement agreement (the "Arrangement Agreement") for the purpose of effecting the proposed acquisition of the Issuer through an arrangement under section 192 of the Canada Business Corporations Act (the "Arrangement"). As part of the Arrangement, Purchaser is offering to acquire all of the issued and outstanding Common Stock not held by H2C for cash. Pursuant to the Arrangement, H2C intends to contribute its Common Stock in exchange for common shares in the capital of Purchaser.

If the Arrangement is completed, the Issuer will be de-listed from the Toronto Stock Exchange and the Nasdaq Global Select Market.

CUSIP No. 44883207	13D

Item 5.  Interest in Securities of the Issuer.

On December 21, 2018, the Issuer and H2C entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which the Issuer agreed to issue and sell to H2C 3,537,931 shares of Common Stock, no par value (the “Purchased Shares”), for an original issue price of $20,520,000 in cash. The shares were issued on January 24, 2019.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Subscription Agreement includes, without limitation, the following provisions: (i) the Pre-Emptive Rights; (ii) the Board Right; (iii) H2C shall be restricted from transferring the Purchased Shares as described in Section 4.5(a) of the Subscription Agreement; and (iv) H2C shall not vote the Purchased Shares (A) against nominees to the board of directors that are nominated and publicly recommended by the Issuer or (B) against the public recommendation of a unanimous board of the Issuer (excluding directors who have abstained from voting for reasons of conflict of interest and the Nominee), all as more specifically described in Section 4.5(b) of the Subscription Agreement.

The Funding and Investment Agreement dated June 28, 2019 is being filed as Exhibit 99.2 to this Amendment No. 1 to Schedule 13D.

The Voting and Support Agreement dated June 28, 2019 is being filed as Exhibit 99.3 to this Amendment No. 1 to Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

See Item 6.

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement dated as of December 21, 2018 by and between Hydrogenics Corporation and The Hydrogen Company.†**

Exhibit 99.2	Funding and Investment Agreement dated June 28, 2019

Exhibit 99.3	Voting and Support Agreement dated June 28, 2019

† The Hydrogen Company agrees to furnish to the SEC a supplementary copy of all omitted schedules and the exhibit to the Subscription Agreement.

** The Subscription Agreement, Exhibit 99.1, was previously filed with the Schedule 13D on January 31, 2019.

CUSIP No. 44883207	13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2019

THE HYDROGEN COMPANY

By:	/s/ Pierre-Etienne Franc
Name: Pierre-Etienne FRANC
Title: Directeur Général

L'AIR LIQUIDE S.A.

By:	/s/ Fabienne Lecorvaisier
Name: Fabienne LECORVAISIER
Title: Executive Vice-President

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Subscription Agreement dated as of December 21, 2018 by and between Hydrogenics Corporation and The Hydrogen Company.†**

Exhibit 99.2	Funding and Investment Agreement dated June 28, 2019

Exhibit 99.3	Voting and Support Agreement dated June 28, 2019

† The Hydrogen Company agrees to furnish to the SEC a supplementary copy of all omitted schedules and the exhibit to the Subscription Agreement.

** The Subscription Agreement, Exhibit 99.1, was previously filed with the Schedule 13D on January 31, 2019.